Exhibit 99.4

April12, 2017

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service (Newfoundland and Labrador)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Nunavut Securities Office, Department of Justice, Government of Nunavut
Office of the Yukon Superintendent of Securities, Community Services, Government of Yukon

Dear Sirs/Mesdames:

I, Jon Carlson, P.Geo., am an author of the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of July 31, 2016 (the “Technical Report”) prepared for Dominion Diamond Corporation (the “Company”).

The Technical Report supports the 2017 Annual Information Form of the Company dated April 12, 2017 (the “AIF”). I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the AIF.

I confirm that I have read the AIF and that the AIF fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Yours truly,

“Signed and Sealed”

Jon Carlson, P.Geo.